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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

ARCH WIRELESS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

039392709

(CUSIP Number)

Abrams Capital, LLC

Attention: David C. Abrams

222 Berkeley Street, 22nd Floor

Boston, MA 02116

(617) 646-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039392709	13D	Page 2 of 8 Pages

1.	Name of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Abrams Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,474,560 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,474,560

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,474,560

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person OO – Limited Liability Company

CUSIP No. 039392709	13D	Page 3 of 8 Pages

1.	Name of Reporting Persons, I.R.S. Identification Nos. of above person (entities only) David C. Abrams

2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,559,310 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,559,310

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,559,310

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person IN

CUSIP No. 039392709	13D	Page 4 of 8 Pages

Item 1.    Security and Issuer.

The securities to which this Schedule 13D relates are shares of Class A Common Stock, par value $0.0001 per share (the “Shares”), of Arch Wireless, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Arch Wireless, Inc., 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.

Item 2.    Identity and Background.

(a), (b) and (c)    This statement is being filed by Abrams Capital, LLC, a Delaware corporation (“Abrams Capital”), and David C. Abrams, which are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Abrams Capital, LLC is principally engaged in the business of providing investment management services and serving as the General Partner of the following funds: Abrams Capital Partners I, L.P., a Delaware limited partnership (“Abrams Capital I”), Abrams Capital Partners II, L.P., a Delaware limited partnership (“Abrams Capital II”) and Whitecrest Partners, L.P., a Delaware limited partnership (“Whitecrest,” and together with Abrams Capital I and Abrams Capital II, the “Funds”). The business address and principal executive offices of Abrams Capital, LLC are 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.

Mr. Abrams is the Managing Member of Abrams Capital, LLC and Managing Member of Pamet Capital Management, LLC, a Delaware limited liability company (“Pamet Capital”), who is the investment adviser to Abrams Capital International, Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. (“Abrams International”). His business address is 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.

(d) and (e)    During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Abrams is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 128,868 Shares owned by Abrams Capital I was $258,408, inclusive of brokerage commissions.

The aggregate purchase price of the 996,650 Shares owned by Abrams Capital II was $1,928,444, inclusive of brokerage commissions.

CUSIP No. 039392709	13D	Page 5 of 8 Pages

The aggregate purchase price of the 349,042 Shares owned by Whitecrest was $604,228, inclusive of brokerage commissions.

The aggregate purchase price of the 84,750 Shares owned by Abrams International was $173,034, inclusive of brokerage commissions.

Each of the Funds and Abrams International used its own assets to purchase such Shares which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.    Purpose of Transaction.

From time to time, the Reporting Persons have acquired Shares in the ordinary course of business for investment purposes and have held such Shares in such capacity.

In December 2003, the Reporting Persons have had discussions with members of management and the Board of Directors of the Issuer as well as other shareholders of the Issuer concerning the Issuer pursuing acquisitions of assets or other business combinations in the paging industry. The Reporting Persons believe that such an acquisition or business combination would be highly beneficial to the Issuer and its shareholders. This is a view which the Reporting Persons believe is shared by the Issuer’s shareholders. During the past ten days, the Reporting Persons have engaged in discussions with certain other parties in the paging industry to determine whether such types of transactions were economically feasible for the Issuer. Based on these discussions, the Reporting Persons believe that the Issuer can enter into such a transaction on economically attractive terms. Consequently, the Reporting Persons have urged the Board of Directors of the Issuer to actively pursue these types of transactions and as set forth below are exploring various alternative courses of action with respect to their investment.

In connection with the foregoing, the Reporting Persons are considering the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold their Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of Shares), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on the Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer, or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

CUSIP No. 039392709	13D	Page 6 of 8 Pages

Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

Item	5. Interest in Securities of the Issuer.

(a) and (b)    As of December 19, 2003, Abrams Capital I, Abrams Capital II, and Whitecrest owned beneficially 128,868, 996,650, and 349,042 Shares, respectively, representing approximately 0.7%, 5.1%, and 1.8%, respectively, of the 19,480,522 Shares outstanding as reported in publicly available information.

As of December 19, 2003, Abrams Capital, in its capacity as investment adviser to the Funds, had sole voting and dispositive power with respect to 1,474,560 Shares, representing approximately 7.6% of the 19,480,522 Shares outstanding as reported in publicly available information.

As of December 19, 2003, Abrams International owned beneficially 84,750 Shares, representing approximately 0.4% of the 19,480,522 Shares outstanding as reported in publicly available information.

As of December 19, 2003, Pamet Capital, in its capacity as investment adviser to Abrams International, had sole voting and dispositive power with respect to 84,750 Shares, representing approximately 0.4% of the 19,480,522 Shares outstanding as reported in publicly available information.

As of December 19, 2003, Mr. Abrams, in his capacities as Managing Member of Abrams Capital and Managing Member of Pamet Capital, had sole voting and dispositive power with respect to 1,559,310 Shares, representing approximately 8.0% of the 19,480,522 Shares outstanding as reported in publicly available information.

(c)    There have been no transactions in the Shares beneficially owned by the Reporting Persons effected during the past sixty days.

(d)    Not applicable.

(e)    Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Funds and Abrams International from time to time may enter into and unwind, cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying Shares and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Except as set forth in Item 4 of this Schedule 13D and as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract,

CUSIP No. 039392709	13D	Page 7 of 8 Pages

arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

None.

CUSIP No. 039392709	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 19, 2003

ABRAMS CAPITAL, LLC

By:	/s/ DAVID C. ABRAMS
Name: David C. Abrams Title: Managing Member

DAVID C. ABRAMS

By:	/s/ DAVID C. ABRAMS
David C. Abrams